UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-39390

GoHealth, Inc.
(New GoHealth, LLC, as successor by conversion to GoHealth, Inc.)
(Exact name of registrant as specified in its charter)

222 W Merchandise Mart Plaza, Suite 1750
Chicago, IL 60654
(312) 386-8200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A common stock, $0.0001 par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None.*

*       As previously disclosed, on June 7, 2026, GoHealth, Inc. (the “Company”), GoHealth Holdings, LLC and certain of their direct and indirect subsidiaries (the "Debtors") filed voluntary petitions commencing cases under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On July 13, 2026, the Debtors filed the Amended Joint Prepackaged Chapter 11 Plan of GoHealth, Inc. and Its Debtor Affiliates (the “Plan”). On July 21, 2026, the Bankruptcy Court entered the Findings of Fact, Conclusions of Law, and Order (I) Approving the Disclosure Statement for,

and Confirming, the Amended Joint Prepackaged Chapter 11 Plan of GoHealth, Inc. and Its Debtor Affiliates and (II) Granting Related Relief. The Plan became effective on July 21, 2026 (the “Effective Date”). Pursuant to the Plan, on the Effective Date, all GoHealth, Inc. Class A Common Stock (as defined in the Plan) together with any shares of restricted stock, restricted stock units, or any other right to receive equity in the Company, in each case, outstanding immediately prior to the Effective Date, were cancelled, discharged and are of no force and effect.
Pursuant to the requirements of the Securities Exchange Act of 1934 New GoHealth, LLC, as successor by conversion to GoHealth, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: July 21, 2026    New GoHealth, LLC, as successor by conversion to GoHealth, Inc.
By:    /s/ Vijay Kotte
Name:    Vijay Kotte
Title:    Chief Executive Officer

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